SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JANUARY 9, 2004 AND JANUARY 27, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X                 Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                      No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

On December 1, 2003, chinadotcom corporation (“chinadotcom”) announced that it has entered into a definitive agreement to acquire Pivotal Corporation (“Pivotal”). The Pivotal proxy circular which has been mailed to all of Pivotal’s shareholders is attached as Exhibit 1.7.

EXHIBITS

Exhibit	Description

1.1	Press Release dated January 13, 2004
chinadotcom Appoints a 20-year IBM Veteran as Managing Director of CDC Outsourcing Unit

1.2	Press Release dated January 15, 2004
chinadotcom Announces Appointment of SVP for Finance and Administration

1.3	Press Release dated January 15, 2004
Pivotal Special Committee and CDC Provide Update on their Transaction

1.4	Press Release dated January 20, 2004
Pivotal Special Committee and CDC Provide Update on their Transaction

1.5	Press Release dated January 21, 2004
Pivotal Special Committee and chinadotcom Provide Further Update on their Transaction

1.6	Press Release dated January 21, 2004
CDC Software Makes Progress in Client Wins in China with Existing and Recently Acquired Software Products

1.7	Pivotal Proxy Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2004

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan

Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated January 13, 2004
chinadotcom Appoints a 20-year IBM Veteran as Managing Director of CDC Outsourcing Unit

1.2	Press Release dated January 15, 2004
chinadotcom Announces Appointment of SVP for Finance and Administration

1.3	Press Release dated January 15, 2004
Pivotal Special Committee and CDC Provide Update on their Transaction

1.4	Press Release dated January 20, 2004
Pivotal Special Committee and CDC Provide Update on their Transaction

1.5	Press Release dated January 21, 2004
Pivotal Special Committee and chinadotcom Provide Further Update on their Transaction

1.6	Press Release dated January 21, 2004
CDC Software Makes Progress in Client Wins in China with Existing and Recently Acquired Software Products

1.7	Pivotal Proxy Circular